Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Earnings
Income before income taxes (a)	$811	$926	$1,222	$1,737	$2,047
Net (income) attributable to noncontrolling interests	(17)	(20)	(40)	(37)	(56)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation (a)	794	906	1,182	1,700	1,991
Fixed charges, excluding interest on deposits	97	88	80	185	174
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation (a)	891	994	1,262	1,885	2,165
Interest on deposits	24	22	27	46	57
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation (a)	$915	$1,016	$1,289	$1,931	$2,222
Fixed charges
Interest expense, excluding interest on deposits	$68	$62	$52	$130	$118
One-third net rental expense (b)	29	26	28	55	56
Total fixed charges, excluding interest on deposits	97	88	80	185	174
Interest on deposits	24	22	27	46	57
Total fixed charges, including interests on deposits	$121	$110	$107	$231	$231
Preferred stock dividends	$23	$13	$12	$36	$25

Total fixed charges and preferred stock dividends, excluding interest on deposits	$120	$101	$92	$221	$199
Total fixed charges and preferred stock dividends, including interest on deposits	$144	$123	$119	$267	$256

Earnings to fixed charges ratios (a)
Excluding interest on deposits	9.19	11.30	15.78	10.19	12.44
Including interest on deposits	7.56	9.24	12.05	8.36	9.62

Earnings to fixed charges and preferred stock dividends ratios (a)
Excluding interest on deposits	7.43	9.84	13.72	8.53	10.88
Including interest on deposits	6.35	8.26	10.83	7.23	8.68

(a)
Results for the second quarter of 2013 and the first six months of 2013 were restated to reflect the retrospective application of adopting new accounting guidance in the first quarter of 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	The proportion deemed representative of the interest factor.